United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: June 22, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

FREE TRANSLATION FROM THE PORTUGUESE
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF VALE S.A., HELD ON JUNE 22, 2010.
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
01 — DATE, TIME AND VENUE:
At Vale’s head office, located at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on June 22nd, 2010, at 3 p.m.
02 — PANEL:
Chairman: Mr. Jorge Luiz Pacheco
Secretary: Mr. Fábio Eduardo de Pieri Spina
03 — ATTENDANCE AND QUORUM:
Attended by the shareholders representing 51.23% of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the required quorum for the Extraordinary General Shareholders Meeting to be properly constituted in order to deliberate on the matter contained in the Agenda. Mr. Eduardo Jorge Ledsham, Executive Officer also attended the meeting.
04 — SUMMONS:
Notices duly published in the Jornal do Commercio on May 19, 20 and 21 to 23, 2010 (special edition), and in the Rio de Janeiro Official State Gazette and DCI on May 19, 20 and 21, 2010, in order to resolve upon the election of a member of the Board of Directors.
05 — READING OF DOCUMENTS:
The reading of the following documents was unanimously waived as the content of the same was already known to all the shareholders: the Convening Notice and the information related to the appointee of Valepar S.A. (“Valepar”) to the Board of Directors, pursuant to items 12.6 up to 12.10 of the CVM Rule#480/09. Therefore, after discussion and comments by the shareholders on the above-mentioned documents, the following resolutions were made:

Continuation of the Minutes of the Extraordinary General Shareholders’ Meeting
held on June 22nd, 2010.
06 — RESOLUTIONS:
The following resolutions were approved by all voting shareholders, not counting, however, the dissensions in the form of written voting abstention.
6.1.
unanimously, the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present shareholders, pursuant to article 130, §§1º and 2º, of Law # 6,404/76;

6.2.
considering that non-controlling shareholders holding common shares, individually or combining their holdings, do not meet the threshold described in article 11, §2º of Vale’s By-Laws, and that the non-controlling shareholders holding preferred shares did not indicate an appointee to the director vacant seat to represent them, it was resolved, by majority, to appoint Valepar’s nominee, Mr. José Mauro Mettrau Carneiro da Cunha, as a director of Vale, whose term shall last until the 2011 Ordinary General Shareholders’ Meeting is held, and which has previously declared that he meets the requirements under Article 147 of Law # 6,404/76, which enables him to serve as a director.

07 — ADJOURNMENT
At 3:15 p.m., these Minutes were read, approved and signed.
We hereby declare that this is a true copy of the Minutes of the Meeting contained in the Vale’s corporate records.
Rio de Janeiro, June 22, 2010.

Jorge Luiz Pacheco	Fábio Eduardo de Pieri Spina
Chairman	Secretary